SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 04, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Namal Nawana appointed Chief Executive Officer of Smith & Nephew
4 April 2018

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, today announces the appointment of Namal Nawana as Chief Executive Officer. He will join the Company and be appointed to the Board as an Executive Director on 7 May 2018.

Most recently, Namal was Chief Executive Officer of medical diagnostics company Alere, Inc., where he led the successful turnaround of this global business and oversaw its $5.3 billion acquisition by Abbott in 2017. He joined Alere as Chief Operating Officer in December 2012.

Prior to Alere, Namal spent more than 15 years at Johnson & Johnson, primarily in its Medical Devices & Diagnostics segment, in a number of progressively senior commercial leadership roles across markets including in the USA, Asia and Europe. In 2011 he became Worldwide President of DePuy Synthes Spine, where he oversaw a transformation programme including substantial margin improvement and the integration of Synthes following its acquisition in 2012.

Namal will succeed Olivier Bohuon, who will step down from the Board on 7 May. During his notice period, Olivier will be available in an advisory capacity to provide advice and assistance to Namal in his new role, to help ensure a smooth transition.

Roberto Quarta, Chairman of Smith & Nephew, commented:
"In Namal I am delighted that we have secured an exceptional new chief executive with a proven record within the medical device industry. He has the experience as a CEO of a major listed company in the healthcare sector, and has demonstrated that he can energise businesses to deliver better performance and greater value to shareholders. We are looking forward to him joining our Board and driving Smith & Nephew to the next level of success."

"I would also like to thank Olivier for his service. In his seven years as chief executive, Smith & Nephew has undergone important and necessary change and he has significantly strengthened the foundations of our Company. This has delivered strong value to shareholders, almost doubling the share price and materially outperforming the FTSE100, whilst also increasing the dividend distribution by more than 100%. On behalf of the Board and all of Smith & Nephew I wish him a happy retirement and all the best for the future."

Namal Nawana commented:
"I am passionate about the medical devices industry where I have worked all my life and it is an honour to become the new Chief Executive of Smith & Nephew, a company I greatly admire. I am most excited by its portfolio of innovation which I believe gives an excellent platform from which to drive the business forward into its next exciting chapter."

Mr Nawana is an independent member of the Board of Hologic, Inc. No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

Remuneration

Mr Nawana will be paid in accordance with the Remuneration Policy approved by shareholders on 6 April 2017, as set out in the Annual Report:
-       He will be employed on our standard US executive contract.
-       He will receive a base salary of $1,540,000 per annum (£1,100,000 converted using average exchange rates for Q1 2018) and will be paid at that dollar amount going forward.
-       He will participate in the Annual Incentive Plan (cash and equity) and the Performance Share Plan. Awards for 2018 will be pro-rated to reflect time served during the year.
-       He will be eligible to join those US defined contribution pension plans available to our US executives: Executive Plus Plan, 401k and 401k plus savings. Collectively, the Company contributions to these plans total 21.47% of salary.
-       He will receive standard US Executive benefits, which are not materially different in nature or value relative to the incumbent CEO.
-       His notice period will be six months, with the Company required to provide 12 months.
-       Mr Nawana will receive no sign-on or buy-out award associated with joining the Company.

Up until his retirement from the Company on 6 November 2018, Mr Bohuon will be paid in accordance with the Company's Remuneration Policy and the terms of his service agreement:
-       He will continue to receive his salary, benefits and a payment in lieu of pension during his notice period.
-       He will also participate in the 2018 Annual Incentive Plan for the period up until his retirement.  Any Annual Incentive Plan payment, which is dependent on performance, will be determined by the Remuneration Committee in February 2019.
-       In accordance with the Plan Rules, on his retirement from the Company all unvested Equity Incentive Awards will vest in their entirety.
-       Also in accordance with the Plan Rules, the outstanding Performance Share Plan awards granted will be pro-rated for service and will, subject to the performance conditions being satisfactorily met at the end of the three-year performance period, vest on the original vesting dates on the third anniversary of the respective dates of grant. He will be required to retain any vested shares, net of tax, in relation to the 2017 award for a further two-year period after the vesting date.  In light of his anticipated retirement, no Performance Share Plan award was made in 2018.

Enquiries

Investors
Ingeborg Øie Smith & Nephew	+44 (0) 20 7960 2285
Media
Charles Reynolds Smith & Nephew	+44 (0) 1923 477314

Ben Atwell / Debbie Scott FTI Consulting	+44 (0) 20 3727 1000

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2017 were almost $4.8 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 04, 2018

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary